SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)

Volt Information Sciences, Inc.
(Name of Issuer)

Common Stock, par value $.10 per share
(Title of Class of Securities)

928703107
(CUSIP Number)

Richard A. Rubin, Esq.
Troutman Sanders LLP
405 Lexington Avenue
New York, New York 10174
212-704-6000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                                                 February 15, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Steven A. Shaw
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds: PF/OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,065,246.714
8. Shared Voting Power 1,101,967
9. Sole Dispositive Power 1,065,246.714
10. Shared Dispositive Power 1,101,967
11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,167,213.714
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13. Percent of Class Represented by Amount in Row (11) 10.4%
14. Type of Reporting Person (See Instructions) IN

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INTRODUCTION

This Amendment No. 2 amends Items 1, 2, 3, 4 and 5 in their entirety (except that Item 5 only reflects transactions since the filing of Amendment No. 1) contained in the Schedule 13D originally filed by Steven A. Shaw with the Securities and Exchange Commission (the “Commission”) on December 2, 2005 (the “Original 13D Filing”), as amended in Amendment No. 1 to the Original 13D Filing filed with the Commission on April 17, 2008 (“Amendment No. 1”) with respect to the Common Stock, $0.10 par value per share, of Volt Information Sciences, Inc.

Item 1.                      Security and Issuer

This Statement relates to shares of Common Stock, par value $0.10 per share (“Common Stock”), of Volt Information Sciences, Inc., a New York corporation (the “Issuer”).  The principal executive office of the Issuer is located at 1065 Avenue of the Americas, New York, NY 10018.

Item 2.                      Identity and Background

The Statement is being filed by Steven A. Shaw (the “reporting person”).  The reporting person is the President, Chief Executive Officer and a director of the Issuer.  The reporting person’s business address is the principal executive office of the Issuer.  The name and principal executive office address of the Issuer is contained in Item 1 of this Statement.  The Issuer is an international provider of staffing services, telecommunications services and information solutions.  The reporting person is a United States citizen.

During the last five years the reporting person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                      Source and Amount of Funds or Other Consideration.

The shares of Common Stock of the Issuer as to which the reporting person may be deemed to have beneficial ownership, for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), were acquired with personal funds of the reporting person, as the result of the receipt of gifts, as a result of the establishment by others of trusts in which the reporting person is sole or co-trustee, by purchases through payroll deductions and allocations of contributions by the Issuer under employee benefit plans of the Issuer and the vesting of stock options granted by the Issuer to the reporting person.

Item 4.                      Purpose of Transaction.

      Except for possible acquisitions or dispositions of shares of Common Stock depending on general market and economic conditions and other relevant factors, the reporting person has no plans or proposals which relate to or would result in: (a) the acquisition by the reporting person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an

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extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.                      Interest in Securities of the Issuer.

(a-b)   As of February 14, 2012, the reporting person may be deemed to be the beneficial owner, pursuant to Rule 13d-3 promulgated by the Securities and Exchange Commission under Section 13(d) of the Exchange Act, of 2,167,213.714 shares of Common Stock of the Issuer, constituting approximately 10.4% of the outstanding shares of Common Stock of the Issuer at February 13, 2011.  The number of shares as to which the reporting person has:

sole power to vote or to direct the vote is	1,065,246.714
shared power to vote or direct the vote is	1,101,967
sole power to dispose or to direct the disposition of is	1,065,246.714
shared power to dispose or to direct the disposition of is	1,101,967

The shares as to which the reporting person has sole voting and dispositive power consist of:

(i) 1,023,793 shares held directly;

(ii) 131.168 shares held under the Employee Stock Ownership Plan feature of the Issuer’s Savings Plan (the “Savings Plan”);

(iii) 16,306.546 shares held under the 401(k) Plan feature of the Savings Plan;

(iv) 10,800 shares underlying stock options held by the reporting person (the extent currently exercisable or that become exercisable within 60 days after the date hereof); and

(v) 14,216 shares held by the reporting person as the sole trustee of trusts for the benefit of two nephews of the reporting person.

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The shares as to which the reporting person shares voting and dispositive power consist of the following shares held as co-trustee with other trustees with whom the reporting person shares voting and dispositive power:

(i) 81,081 shares in the aggregate held by the reporting person as co-trustee of separate trusts for the benefit of two nephews of the reporting person. The other trustees are Lloyd Frank and Michael Shaw.

(ii) 147,250 shares held by the reporting person as co-trustee of a trust for the benefit of the reporting person.  The other trustees are Lloyd Frank and Michael Shaw;

(iii) 331,649 shares in the aggregate held by the reporting person as co-trustee of separate trusts for the benefit of Michael Shaw and Rachel Shaw.  The other trustees are Lloyd Frank and Michael Shaw;

(iv) 180,662 shares held by the reporting person as co-trustee of a trust for the benefit of the reporting person.  The other trustees are Lloyd Frank, Michael Shaw and Rachel Shaw; and

(iv) 361,325 shares in the aggregate held by the reporting person as co-trustee of separate trusts for the benefit of Michael Shaw and Rachel Shaw.  The other trustees are Lloyd Frank, Michael Shaw and Rachel Shaw.

The reporting person is the brother of Michael Shaw and Rachel Shaw.  There is no family relationship between Lloyd Frank and any of the reporting person, Michael Shaw and Rachel Shaw.

Lloyd Frank is Senior Counsel to the law firm of Troutman Sanders LLP and a director of the Issuer.  Mr. Frank’s business address is Troutman Sanders LLP, 405 Lexington Avenue, New York, New York 10174.  Mr. Frank is a United States citizen.

Michael Shaw, with an address at 700 27th Street, Manhattan Beach, California 90266, is a therapist/psychologist.  Michael Shaw is a United States citizen.

Rachel Shaw, with an address at 810 Harbor Cliff Way, Oceanside, CA  92054, is engaged in operations for a parking company.  Rachel Shaw is a United States citizen.

To the knowledge of the reporting person, during the last five years, none of Michael Shaw, Rachel Shaw or Lloyd Frank has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Neither the filing of the Statement nor the information contained herein shall be deemed to constitute an admission by the reporting person that he is the beneficial owner of the Common Stock referred to herein, for purposes of Section 13(d) of the Exchange Act or otherwise, and

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such beneficial ownership is expressly disclaimed, other than as to the shares directly owned by the reporting person, the shares held in the Saving Plan for the benefit of the reporting person, shares subject to stock options and the shares held in trusts as to which the reporting person is the beneficiary.

(c)   Since the filing Amendment No. 1 to the Statement (“Amendment No. 1”), the only transactions effecting the reporting person’s beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of the Issuer’s Common Stock are as follows:

(i)
Since the filing of Amendment No. 1, 4,800 additional shares subject to stock options granted by the Issuer to the reporting person have, or will become within 60 days after the filing of this Amendment, exercisable.

(ii)
Since the filing of Amendment No. 1, 5,994.543 shares in the aggregate were acquired for the reporting person’s account as a result of open market purchases of Common Stock through automatic payroll deductions under the 401(k) savings feature of the Issuer’s Savings Plan;

(iii)	On December 29, 2008, the reporting person acquired 2,600 shares as a gift from the reporting person’s father;

(iv)
On December 29, 2008, 4,912 shares in the aggregate were acquired by two separate trusts, one for the benefit of each of the reporting person’s nephews, as gifts from the reporting person’s father.  The reporting person is the sole trustee of these trusts.

(v)	On November 29, 2009, a fully vested option to purchase 9,750 shares that had been granted by the Issuer to the reporting person expired unexercised.

(vi)	On November 30, 2010, a fully vested option to purchase 15,000 shares that had been granted by the Issuer to the reporting person expired unexercised.

(vii)
On February 25, 2011, 109,548 shares in the aggregate were acquired by three separate trusts, one for the benefit of each of the reporting person, his brother and his sister (36,516 shares being received by each trust), as distributions resulting from the expiration of a grantor retained annuity trust previously created by the reporting person’s father.  The reporting person is co-trustee of these trusts with Michael Shaw, Rachel Shaw and Lloyd Frank.

(viii)
On April 19, 2011, 91,465 shares in the aggregate were acquired by three separate trusts, one for the benefit of each of the reporting person, his brother and his sister (30,488 shares being received by each of the trusts for the benefit of the reporting person and his brother and 30,489 shares being received by the trust for the benefit of the reporting person’s sister), as distributions resulting from the expiration of a grantor retained annuity trust previously created by the reporting person’s father.  The reporting person is co-trustee of these trusts with Michael Shaw, Rachel Shaw and Lloyd Frank.

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(ix)
On April 21, 2011, 340,974 shares in the aggregate were acquired by three separate trusts, one for the benefit of each of the reporting person, his brother and his sister (113,658 shares being received by each trust), as gifts from the reporting person’s father.  The reporting person is co-trustee of these trusts with Michael Shaw, Rachel Shaw and Lloyd Frank.

(x)
On February 14, 2012, 27,027 shares that had been subject to a trust for the benefit of a nephew of the reporting person, of which trust the reporting person is co-trustee, and 4,643 shares subject to another trust for the benefit of that nephew of which trust the reporting person is sole trustee, were distributed to that nephew.

(d)	Not applicable.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the reporting person certifies that the information set forth in this statement is true, complete and correct.

/s/ Steven A. Shaw
Steven A. Shaw

Dated: February 14, 2012